2014 Proxy Results
A Special Meeting of the Members was held on August 27, 2014, as reconvened on September 3, 2014 and October 2, 2014, to consider the proposal described below. The proposal was approved. The results of the voting at the Special Meeting are as follows:

1. Approval of the election of four nominees to the Board of Managers of the Fund.


Managers	     Votes For  Votes Against  Votes Withheld
Michael F. Curran	2,871	     None	  232
James Edward Jones	2,871	     None	  232
Alfred J. Moran		2,871	     None	  232
Dan C. Tutcher		2,871	     None	  232